P.E. 1/31/02

02012932

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of January 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Press release dated January 24, 2002 announcing successful conclusion of the Mutual Recognition Process for Frovatriptan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2002

Vernalis Group plc

By: ______________________

Richard J. Robinski
Company Secretary

Press Releases

24 January 2002

Vernalis announces successful conclusion of Mutual Recognition Process for Frovatriptan

New migraine treatment recommended for approval throughout Europe

London, January 24, 2002 - Vernalis Group plc ('Vernalis' LSE: VER) today announced that it has successfully completed the Mutual Recognition Procedure (MRP) for frovatriptan for the acute treatment of migraine in 14 European states*. The drug was recently approved for marketing in the United States.

"The approval of frovatriptan in Europe marks another significant advance for our Company," said Robert Mansfield, Chief Executive Officer of Vernalis. "Frovatriptan is now being prepared for launch into the world's major markets and we can expect royalty payments from our licencees to commence this year. Frovatriptan is the first of our major compounds to receive marketing approval and will be an important factor in moving Vernalis towards profitability in the future."

Placebo-controlled studies at the approved dose of 2.5 mg showed that frovatriptan has unique characteristics and benefits in the acute treatment of migraine. These studies demonstrated that frovatriptan has a prolonged presence in the bloodstream and that few migraine patients experienced a recurrence of headache within a 24-hour period of taking the drug. In controlled clinical trials the drug was well tolerated and a single 2.5 mg tablet of frovatriptan was effective for the treatment of migraine attacks in a wide variety of patients.

Vernalis' European marketing partner, Menarini, plans to begin a rollout of launches over the next few months. "The unique profile of frovatriptan provides an attractive opportunity for us", commented Lucia Aleotti, member of the Executive Committee of Menarini. "We are confident that our strong European presence will ensure that frovatriptan gains a significant place in the migraine market."

Under the agreement with Menarini, Vernalis will receive royalties on Menarini's sales of frovatriptan. Approximately 10% of the population suffer from migraine. Worldwide sales of prescription medicines to treat migraine grew to an estimated $2 billion in 2000, from $500 million in 1995, and are expected to increase substantially over the next five years.

*Through the MRP, in addition to the reference member state, France, who have already issued a licence to market frovatriptan, the following countries will now issue local marketing licences for their respective territories: Austria, Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden, UK.

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors that may affect Vernalis' future operating results include the following: frovatriptan may not be accepted by the US, European markets or elsewhere as quickly as expected or at all, Vernalis may not receive the milestone payments or royalty revenues it expects to receive based on sales of frovatriptan when expected or at all, frovatriptan may face post-approval regulatory difficulties in the US, Europe and elsewhere, and other important factors described in the section titled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

-ends-

Enquiries:

Vernalis Group plc
Robert Mansfield Chief Executive Officer 0118 977 3133
Dr John Hutchison Chief Medical Officer 0118 977 3133

HCC DeFacto Group plc
David Dible / Mark Swallow 020 7496 3300

Notes to Editors

Vernalis

Vernalis is an integrated European biopharmaceutical company focused on the discovery, development and commercialisation of new prescription medicines for the treatment of diseases and disorders related to the central nervous system and is internationally recognised for its expertise in neuroscience. The Company's most advanced product is frovatriptan which has been approved in both the US and Europe for the treatment of acute migraine. Frovatriptan has been licensed to Elan and Menarini who will be responsible for marketing the product in North America and Europe respectively. Under the terms of its licensing deals, Vernalis expects to receive further performance related milestone payments, in additional to royalty revenues exceeding 20% of global sales of frovatripan.

The Vernalis research and development portfolio includes potential medicines to treat obesity and related disorders, Parkinson's disease, neuropathic pain, and sexual dysfunction in patients taking medication for clinical depression. Vernalis has a strong group of major pharmaceutical partners supporting its research and development efforts including Lilly, Roche, and Elan. Vernalis shares trade on the London Stock Exchange (VER).

Menarini

Menarini was founded in 1886. In 1915 the corporate headquarters were set up in Florence and the company acquired "Limited" status in 1989.

Menarini is a dynamic European company, expanding steadily in international pharmaceutical markets. It is the foremost pharmaceutical group in Italy with respect to sales and is one of the fastest growing pharmaceutical companies in the world. It has products marketed in over 110 countries. The worldwide turnover of the group in 2001 was Euro 1,560 million (Euro 957 million in 1997).

Menarini employs around 8,600 staff (of which 80% are graduates). The sales force throughout Europe is now approaching 3,500 representatives.